Exhibit 99.1

Sinovac Receives Clinical Trial Approval for Varicella Vaccine Candidate

BEIJING, Oct. 26, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced that one of its subsidiaries, Sinovac Dalian, has received approval to begin human clinical trials on its varicella vaccine candidate. The clinical trial application for the varicella vaccine was officially accepted by the China Food and Drug Administration (CFDA) in January 2013.

In preparation to begin human clinical trials, Sinovac Dalian is currently finalizing the trial protocol, confirming the site, training staff and preparing for volunteer screening. The Company expects to complete the trial in 2017. Simultaneously, Sinovac Dalian is renovating of an existing building on its Dalian campus, which will serve as the commercial production plant for the varicella vaccine. The plant will have a designed annual capacity of 5 million doses.

The Company's varicella vaccine candidate is a live attenuated vaccine derived from a human cell line. Development of the vaccine began in 2010 and the clinical trial application was officially accepted by the CFDA in January 2013, after the preclinical study was completed. The Company expects to be able to commercialize its varicella vaccine by the end of 2019. Ultimately, Sinovac plans to develop a measles-mumps-rubella-varicella (MMRV) combination vaccine. The Company has licensed a mumps vaccine for sale in China, has clinical trial approval for its internally-developed rubella vaccine and plans to begin development of a measles vaccine.

Currently, the varicella vaccine is sold exclusively in the private-pay market in China by four domestic producers. In some regions, the varicella vaccine is included in the emergency immunization programs of several provinces for free vaccination due to outbreaks. According to the China CDC, the varicella vaccine is recommended to children over 12 months with different immunization schedules implemented in different provinces and it's specified in the product specification. Generally, a one-dose scheme is recommended for children from 12 months to 12 years old and two doses for those 13 years and older. Recently, one booster shot has been recommended for children 4 to 12 years old by some local CDCs. This is expected to become standard protocol throughout the country in the coming years, which would increase market demand. In the past five years, approximately 15-16 million doses were released to China market annually.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Obtaining the clinical trial approval marks a significant step in the R&D process for our varicella vaccine candidate. Once commercialized, this vaccine will be supplied to the existing market demand and support Sinovac Dalian for its asset utilization, cash flow and profitability in the near future, and position us to capture share with the potential market expansion in the coming years. Meanwhile, there is a meaningful opportunity for an MMRV vaccine in the private-pay market in the future. This represents another milestone as we further develop our vaccine product portfolio to fulfill China's unmet medical needs."

About Varicella

Varicella, also commonly referred to as "chickenpox," is an acute and highly contagious disease. It is caused by primary infection with the varicella-zoster virus (VZV). Varicella occurs worldwide and in the absence of a vaccination program, affects nearly every person by mid-adulthood. The epidemiology of the disease differs between temperate and tropical climates. The reasons for the differences are poorly understood and may relate to properties of VZV (known to be sensitive to heat), climate, population density and risk of exposure (e.g., attendance at childcare facility or school or the number of siblings in the household).

VZV is highly transmissible via respiratory droplets or direct contact with characteristic skin lesions of the infected person. The first symptoms of clinical varicella generally appear after a 10-21 day incubation period and include fever, malaise and the characteristic itchy rash. Varicella is generally self-limited and vesicles gradually develop crusts, which disappear over a period of 7-10 days. Individuals remain contagious until all lesions have crusted over. The disease is typically mild, but severe complications may arise, including bacterial infections (e.g. cellulitis, pneumonia) and neurological complications (e.g. encephalitis), and these can be fatal. The disease is associated with higher morbidity and mortality in infants and in individuals with an impaired immune system.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: +1 (646) 308-1707
Email: william.zima@icrinc.com

Katherine Knight
Phone: +1 (646) 277-1276
Email: katherine.knight@icrinc.com